NewsRelease TC Energy successfully completes $5.3 billion sale of a 40 per cent non- controlling equity interest in Columbia Gas and Columbia Gulf Proceeds from transaction significantly accelerate deleveraging and deliver key 2023 strategic priority CALGARY, Alberta – Oct. 4, 2023 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that it has successfully completed the sale of a 40 per cent non-controlling equity interest in its Columbia Gas Transmission, LLC (Columbia Gas) and Columbia Gulf Transmission, LLC (Columbia Gulf) systems to Global Infrastructure Partners (GIP) for total cash proceeds of $5.3 billion (US$3.9 billion). "This sizable transaction is a tangible example of our team’s focus on achieving one of our key 2023 strategic priorities of significantly advancing our deleveraging goals, ahead of our year-end target,” said François Poirier, TC Energy’s President and Chief Executive Officer. “GIP is a strong and reputable strategic and financial partner that will help unlock incremental value on our Columbia gas systems.” Clear path toward deleveraging • Delivering $5+ billion of cash proceeds in a single transaction is expected to reduce TC Energy’s year-end 2023 debt-to-EBITDAi leverage metric by over 0.4 times, a major step toward reaching its 2024 year-end objective of 4.75 times debt-to-EBITDA. • Demonstrated strong continued access to capital markets in August 2023, with Columbia Pipelines Holding Company LLC (CPHC) and Columbia Pipelines Operating Company LLC (CPOC) initially issuing in aggregate US$5.6 billion of senior unsecured notes. Additional indebtedness is expected to be incurred in 2024 to reach the intended run-rate capital structure. Prior to the closing of the offerings, all US$1.5 billion of existing Columbia Pipeline Group, Inc. (CPG) Senior Notes were assumed by CPOC. • The net proceeds from the offerings were used to repay existing intercompany indebtedness with TC Energy entities and will reduce the Company’s indebtedness or offset future debt issuance such that the offerings are expected to be leverage-neutral to TC Energy on a consolidated basis. • Continuing to evaluate an incremental $3 billion of capital rotation opportunities to achieve the Company’s desired debt-to-EBITDA target. • Limiting sanctioned capital spending, net of partner contributions, to $6 to $7 billion annually, post-2024. Collectively, these actions are expected to enable TC Energy to continue strengthening its balance sheet and reinforce long-term, sustainable, annual dividend growth of three to five per cent. TC Energy will continue to operate the systems, focusing on maximizing value through safe operations, reliability of service and operational excellence. Going forward, GIP will fund its 40 per cent share of Columbia Gas and Columbia Gulf’s gross capital expenditures. Total gross capital expenditures for these assets are expected to average more than $1.3 billion (US$1 billion) annually over the next three years. Transaction details Columbia Pipeline Group, Inc. (CPG) contributed all of its equity interests in its wholly-owned subsidiaries, Columbia Gas and Columbia Gulf, to a newly formed wholly-owned entity, Columbia Pipelines Operating Company, i Debt-to-EBITDA is a non-GAAP ratio. Adjusted debt and adjusted comparable EBITDA are non-GAAP measures used to calculate debt-to-EBITDA. See the “Forward-looking information”, “Non-GAAP measures” and “Reconciliations” sections for more information. Exhibit 99.1

LLC (CPOC), which is directly held by a newly formed entity, Columbia Pipelines Holding Company, LLC (CPHC). CPHC is the entity through which TC Energy and GIP hold their equity interests. About TC Energy We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. About Global Infrastructure Partners Global Infrastructure Partners (GIP) is a leading infrastructure investor that specializes in investing in, owning and operating some of the largest and most complex assets across the energy, transport, digital infrastructure and water and waste management sectors. With decarbonization central to their investment thesis, they are well positioned to support the global energy transition. Headquartered in New York, GIP has offices in Brisbane, Dallas, Delhi, Hong Kong, London, Melbourne, Mumbai, Singapore, Stamford and Sydney. GIP has approximately $100 billion in assets under management. Their portfolio companies have combined annual revenues of approximately $80 billion and employ over 100,000 people. They believe that their focus on real infrastructure assets, combined with their deep proprietary origination network and comprehensive operational expertise, enables them to be responsible stewards of their investors' capital and to create positive economic impact for communities. For more information, visit www.global-infra.com. NON-GAAP MEASURES This release contains references to debt-to-EBITDA. Adjusted debt and adjusted comparable EBITDA are non- GAAP measures used to compute the debt-to-EBITDA multiple. Each of adjusted debt and adjusted comparable EBITDA measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. We believe that debt-to-EBITDA provides investors with useful information as it reflects our ability to service our debt and other long-term commitments. Adjusted debt is defined as the sum of Reported total debt, including Notes payable, Long-Term Debt, Current portion of long-term debt and Junior Subordinated Notes, as reported on our Consolidated balance sheet as well as Operating lease liabilities recognized on our Consolidated balance sheet and 50 per cent of Preferred Shares as reported on our Consolidated balance sheet due to the debt-like nature of their contractual and financial obligations, less Cash and cash equivalents as reported on our Consolidated balance sheet and 50 per cent of Junior Subordinated Notes as reported on our Consolidated balance sheet due to the equity-like nature of their contractual and financial obligations. Adjusted comparable EBITDA is calculated as comparable EBITDA excluding Operating lease costs recorded in Plant operating costs and other in our Consolidated statement of income and adjusted for Distributions received in excess of income from equity investments as reported in our Consolidated statement of cash flows which is more reflective of the cash flows available to TC Energy to service our debt and other long-term commitments. See “Reconciliations” for reconciliations of adjusted debt and adjusted comparable EBITDA for the years ended December 31, 2021 and 2022.

FORWARD-LOOKING INFORMATION

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document may include, but are not limited to, statements regarding the Company's projected debt-to-EBITDA leverage metrics for 2023 and 2024, our targeted leverage metrics, the size and timing of capital rotation opportunities, expected future average gross capital expenditures on Columbia Gulf and Columbia Gas, the expected relative contributions to gross capital expenditures of Columbia Gas and Columbia Gulf from TC Energy and GIP, the Company's expected overall capital spending net of partner contributions, and expected dividend growth. Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about the realization of expected benefits from divestitures, anticipated construction costs, schedules and completion dates, access to capital markets, expected industry, market and economic conditions, inflation rates, foreign exchange and interest rates. Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov.

Reconciliations

Adjusted Debt/Adjusted Comparable EBITDA(1)

Millions	Year ended December 31	
	2022	**2021**
Reported total debt	58,300	52,766
Management adjustments:		
Debt treatment of preferred shares(2)	1,250	1,744
Equity treatment of junior subordinated notes(3)	(5,248)	(4,470)
Cash and cash equivalents	(620)	(673)
Operating lease liabilities	433	429
Adjusted debt	54,115	49,796
Comparable EBITDA(4)	9,901	9,368
Operating lease cost	106	105
Distributions received in excess of income from equity investments	(29)	77
Adjusted Comparable EBITDA	9,978	9,550
Adjusted Debt/Adjusted Comparable EBITDA(1)	5.4	5.2

(1) Comparable EBITDA is a non-GAAP financial measure. Management methodology. Individual rating agency calculations will differ.

(2) 50% debt treatment on $2.5B of preferred shares as of December 31, 2022

(3) 50% equity treatment on $10.5B of junior subordinated notes as of December 31, 2022. U.S. denominated notes translated at December 31, 2022, U.S./Canada foreign exchange rate of 1.35 (4) Comparable EBITDA is a non-GAAP financial measure. See the “Forward-looking information” and “Non-GAAP measures” sections for more information. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522 Global Infrastructure Partners: Mustafa Riffat mustafa.riffat@global-infra.com